UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2020

Commission File Number: 001-38714

STONECO LTD.

(Exact name of registrant as specified in its charter)

4th Floor, Harbour Place

103 South Church Street, P.O. Box 10240

Grand Cayman, KY1-1002, Cayman Islands

+55 (11) 3004-9680

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

STONECO LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-230629) of StoneCo Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Unaudited Interim Condensed

Consolidated Financial Statements

StoneCo Ltd.

March 31, 2020

StoneCo Ltd.

Unaudited interim condensed consolidated statement of financial position

As of March 31, 2020, and December 31, 2019

(In thousands of Brazilian Reais)

	Notes	March 31, 2020	December 31, 2019
Assets
Current assets
Cash and cash equivalents	5	1,518,610	968,342
Short-term investments	6	2,406,986	2,937,029
Accounts receivable from card issuers	7	12,592,599	14,066,814
Trade accounts receivable	8	504,323	249,417
Recoverable taxes		61,963	50,426
Prepaid expenses		118,841	12,463
Derivative financial instruments		6,969	14,062
Other assets		133,684	106,345
		17,343,975	18,404,898
Non-current assets
Receivables from related parties	14	22,302	12,837
Deferred tax assets	9	206,468	192,781
Other assets		45,416	44,685
Investment in associates		26,963	28,242
Property and equipment	10	594,554	548,607
Intangible assets	11	381,798	373,699
		1,277,501	1,200,851

Total assets		18,621,476	19,605,749

Liabilities and equity
Current liabilities
Accounts payable to clients	12	5,580,245	6,500,071
Trade accounts payable		96,530	97,825
Loans and financing	13	1,830,489	2,947,811
Obligations to FIDC quota holders	13	2,429,283	2,090,894
Labor and social security liabilities		126,156	109,013
Taxes payable		31,373	44,940
Derivative financial instruments		40,967	1,354
Other liabilities		94,534	80,619
		10,229,577	11,872,527
Non-current liabilities
Loans and financing	13	1,208,884	87,483
Obligations to FIDC quota holders NC	13	810,000	1,620,000
Deferred tax liabilities	9	16,852	10,687
Provision for contingencies	15	9,139	9,564
Labor and social security liabilities		19,289	27,432
Other liabilities NC		4,952	5,051
		2,069,116	1,760,217

Total liabilities		12,298,693	13,632,744

Equity	16
Issued capital		62	62
Capital reserve		5,588,212	5,443,786
Treasury shares		(47,597)	(90)
Other comprehensive income		(71,254)	(72,335)
Retained earnings (accumulated losses)		759,762	600,956
Equity attributable to owners of the parent		6,229,185	5,972,379
Non-controlling interests		93,598	626
Total equity		6,322,783	5,973,005

Total liabilities and equity		18,621,476	19,605,749

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

StoneCo Ltd.

Unaudited interim consolidated statement of profit or loss

For the three months ended March 31, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

		Three months ended March 31
	Notes	2020	2019

Net revenue from transaction activities and other services	18	227,302	168,763
Net revenue from subscription services and equipment rental	18	93,125	71,178
Financial income	18	359,315	251,394
Other financial income	18	37,014	44,438
Total revenue and income		716,756	535,773

Cost of services		(149,942)	(85,380)
Administrative expenses		(73,944)	(64,760)
Selling expenses		(111,828)	(62,699)
Financial expenses, net		(148,367)	(66,640)
Other operating expenses, net		(3,488)	(11,460)
	19	(487,569)	(290,939)

Loss on investment in associates		(1,279)	-
Profit before income taxes		227,908	244,834

Current income tax and social contribution	9	(77,531)	(73,053)
Deferred income tax and social contribution	9	8,242	5,255
Net income for the period		158,619	177,036

Net income (loss) attributable to:
Owners of the parent		158,806	177,149
Non-controlling interests		(187)	(113)
		158,619	177,036
Earnings per share
Basic earnings per share for the period attributable to owners of the parent (in Brazilian Reais)	17	R$ 0.57	R$ 0.64
Diluted earnings per share for the period attributable to owners of the parent (in Brazilian Reais)	17	R$ 0.56	R$ 0.63

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

StoneCo Ltd.

Unaudited interim consolidated statement of other comprehensive income

For the three months ended March 31, 2020 and 2019

(In thousands of Brazilian Reais)

		Three months ended March 31
	Notes	2020	2019

Net income for the period		158,619	177,036
Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods (net of tax):
Changes in the fair value of accounts receivable from card issuers at fair value through other comprehensive income		1,081	(8,226)
Other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods (net of tax):
Changes in the fair value of equity instruments designated at fair value through other comprehensive income	6	-	(327)
Other comprehensive income (loss) for the period, net of tax		1,081	(8,553)

Total comprehensive income for the period, net of tax		159,700	168,483

Total comprehensive income (loss) attributable to:
Owners of the parent		159,887	168,596
Non-controlling interests		(187)	(113)
		159,700	168,483

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

StoneCo Ltd.

Unaudited interim consolidated statement of changes in equity

For the three months ended March 31, 2020 and 2019

(In thousands of Brazilian Reais)

		Attributable to owners of the parent
			Capital reserve
	Notes	Issued capital	Additional paid-in capital	Transactions among shareholders	Special reserve	Other reserves	Total	Treasury shares	Other compre- hensive income	Retained earnings (accumulated losses)	Total	Non-controlling interest	Total
Balance as of December 31, 2018		62	5,440,047	(223,676)	-	135,502	5,351,873	-	(56,334)	(202,276)	5,093,325	(334)	5,092,991
Share-based payments	20	-	-	-	-	8,132	8,132	-	-	-	8,132	-	8,132
Net income for the period		-	-	-	-	-	-	-	-	177,149	177,149	(113)	177,036
Other comprehensive income (loss) for the period		-	-	-	-	-	-	-	(8,553)	-	(8,553)	-	(8,553)
Balance as of March 31, 2019 (unaudited)		62	5,440,047	(223,676)	-	143,634	5,360,005	-	(64,887)	(25,127)	5,270,053	(447)	5,269,606

Balance as of December 31, 2019		62	5,440,047	(223,676)	61,127	166,288	5,443,786	(90)	(72,335)	600,956	5,972,379	626	5,973,005
Share-based payments	20	-	-	-	-	7,085	7,085	-	-	-	7,085	-	7,085
Repurchase of shares	16(c)	-	-	-	-	-	-	(47,507)	-	-	(47,507)	-	(47,507)
Cash proceeds from non-controlling interest	22	-	-	135,055	-	-	135,055	-	-	-	135,055	95,445	230,500
Dilution of non-controlling interest	22	-	-	2,286	-	-	2,286	-	-	-	2,286	(2,286)	-
Net income for the period		-	-	-	-	-	-	-	-	158,806	158,806	(187)	158,619
Other comprehensive income (loss) for the period		-	-	-	-	-	-	-	1,081	-	1,081	-	1,081
Balance as of March 31, 2020 (unaudited)		62	5,440,047	(86,335)	61,127	173,373	5,588,212	(47,597)	(71,254)	759,762	6,229,185	93,598	6,322,783

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

StoneCo Ltd.

Unaudited interim consolidated statement of cash flows

For the three months ended March 31, 2020 and 2019

(In thousands of Brazilian Reais)

		Three months ended March 31
	Notes	2020	2019
Operating activities
Net income for the period		158,619	177,036
Adjustments to reconcile net income for the period to net cash flows:
Depreciation and amortization	10(b)	60,194	29,723
Deferred income tax and social contribution	9	(8,242)	(5,255)
Loss on investment in associates		1,279	-
Other financial costs and foreign exchange, net		1,604	(1,657)
Provision for contingencies		1,023	815
Share-based payments expense		7,085	8,132
Allowance for expected credit losses		9,722	4,517
Loss on disposal of property, equipment and intangible assets		11,791	1,399
Fair value adjustment in financial instruments		7,365	-
Fair value adjustment in derivatives		46,706	7,589
Working capital adjustments:
Accounts receivable from card issuers		1,534,676	(1,174,620)
Receivables from related parties		(7,415)	2,011
Recoverable taxes		(48,435)	(2,448)
Prepaid expenses		(106,378)	(13,567)
Trade accounts receivable and other assets		(293,362)	(6,842)
Accounts payable to clients		(1,327,778)	469,762
Taxes payable		76,688	51,534
Labor and social security liabilities		9,000	20,951
Provision for contingencies		(1,448)	-
Other liabilities		(11,246)	(26,490)
Interest paid		(55,309)	(20,573)
Interest income received, net of costs		349,510	234,607
Income tax paid		(53,193)	(51,471)
Net cash provided by (used in) operating activities		362,456	(294,847)

Investing activities
Purchases of property and equipment		(90,203)	(54,647)
Purchases and development of intangible assets		(21,975)	(11,983)
Proceeds from (acquisition of) short-term investments, net		601,218	157,238
Proceeds from the disposal of non-current assets		-	231
Acquisition of interest in associates		5,423	(550)
Net cash provided by investing activities		494,463	90,289

Financing activities
Proceeds from borrowings	13	2,889,141	-
Payment of borrowings		(2,870,000)	(229)
Amortization to FIDC quota holders		(500,000)	-
Payment of leases	13	(6,279)	(5,919)
Repurchase of shares	16(c)	(47,507)	-
Acquisition of non-controlling interests		(212)	(214)
Cash proceeds from non-controlling interest and gain on dilution	22	230,500	-
Net cash used in financing activities		(304,357)	(6,362)

Effect of foreign exchange on cash and cash equivalents		(2,294)	(28)
Change in cash and cash equivalents		550,268	(210,948)

Cash and cash equivalents at beginning of period	5	968,342	297,929
Cash and cash equivalents at end of period	5	1,518,610	86,981
Change in cash and cash equivalents		550,268	(210,948)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2020

(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations

StoneCo Ltd. (the “Company”), formerly known as DLP Payments Holdings Ltd., is a Cayman Islands exempted company with limited liability, incorporated on March 11, 2014. The registered office of the Company is Harbour Place, 103 South Church Street in George Town, Grand Cayman. The Company’s principal business office is located in the city of São Paulo, Brazil.

The Company is controlled by HR Holdings, LLC, which owns 59.4% of Class B common shares, whose ultimate parent is an investment fund, VCK Investment Fund Limited SAC, owned by the co-founding individuals. Company’s shares are publicly traded on the Nasdaq Global Market under the symbol “STNE”.

The Company and its subsidiaries (collectively, the “Group”) are principally engaged in providing financial technology solutions to clients and integrated partners to conduct electronic commerce seamlessly across in-store, online, and mobile channels, which include integration to cloud-based technology platforms, offering services for acceptance of various forms of electronic payment, automation of business processes at the point-of-sale and working capital solutions.

The interim condensed consolidated financial statements of the Group for the three months ended March 31, 2020 and 2019 were approved at the Board of Directors’ meeting on May 21, 2020.

1.1.	Seasonality of operations

The Group’s revenues are subject to seasonal fluctuations as a result of consumer spending patterns. Historically, revenues have been strongest during the last quarter of the year as a result of higher sales during the Brazilian holiday season. This is due to the increase in the number and amount of electronic payment transactions related to seasonal retail events. Adverse events that occur during these months could have a disproportionate effect on the results of operations for the entire fiscal year. As a result of seasonal fluctuations caused by these and other factors, results for an interim period may not be indicative of those expected for the full fiscal year.

2.	Group information

2.1.	Subsidiaries

The interim condensed consolidated financial statements of the Group include the following subsidiaries and structured entities:

			% Groups's equity interest
Entity name	Country of incorporation	Principal activities	March 31, 2020	December 31, 2019
DLP Capital LLC (“DLP Capital”)	USA	Holding company	100.00	100.00
DLP Par Participações S.A. (“DLP Par”)	Brazil	Employee trust	100.00	100.00
MPB Capital LLC (“MPB Capital”)	USA	Investment company	100.00	100.00
STNE Participações S.A. (“STNE Par”)	Brazil	Holding company	100.00	100.00
STNE Participações em Tecnologia S.A. (“STNE Par Tec”)	Brazil	Holding company	100.00	100.00
Stone Pagamentos S.A. (“Stone”)	Brazil	Merchant acquiring	100.00	100.00
MNLT Soluções de Pagamentos S.A. (“MNLT”)	Brazil	Merchant acquiring	100.00	100.00
Pagar.me Pagamentos S.A. (“Pagar.me”)	Brazil	Merchant acquiring	100.00	100.00
Buy4 Processamento de Pagamentos S.A. (“Buy4”)	Brazil	Processing card transactions	100.00	100.00
Buy4 Sub LLC (“Buy4 LLC”)	USA	Cloud store card transactions	100.00	100.00
Cappta S.A. (“Cappta”)	Brazil	Electronic fund transfer	61.79	61.79
Mundipagg Tecnologia em Pagamento S.A. (“Mundipagg”)	Brazil	Technology services	99.70	99.70
Equals S.A. (“Equals”)	Brazil	Reconciliation services	100.00	100.00

			% Groups's equity interest
Entity name	Country of incorporation	Principal activities	March 31, 2020	December 31, 2019
Stone Franchising Ltda. (“Stone Franchising”)	Brazil	Franchising management	99.99	99.99
TAG Tecnologia para o Sistema Financeiro S.A. (“TAG”)	Brazil	Financial assets register	100.00	100.00
Stone Sociedade de Crédito Direto S.A. (“Stone SCD”)	Brazil	Financial services	100.00	100.00
Stone Logística Ltda (“Stone Log”)	Brazil	Logistic services	100.00	100.00
PDCA S.A. ("PDCA") (Note 22)	Brazil	Merchant acquiring	67.00	100.00
TAPSO FIDC (“FIDC TAPSO”)	Brazil	Receivables investment fund	100.00	100.00
FIDC Bancos Emissores de Cartão de Crédito - Stone (“FIDC AR I”)	Brazil	Receivables investment fund	100.00	100.00
FIDC Bancos Emissores de Cartão de Crédito - Stone II (“FIDC AR II”)	Brazil	Receivables investment fund	100.00	100.00
SOMA FIDC (“FIDC SOMA”)	Brazil	Receivables investment fund	100.00	100.00

2.2.	Associates

			% Groups's equity interest
Entity name	Country of incorporation	Principal activities	March 31, 2020	December 31, 2019
Linked Gourmet Soluções para Restaurantes S.A. (“Linked”)	Brazil	Technology services	48.56	48.56
Collact Serviços Digitais Ltda. (“Collact”)	Brazil	Technology services	25.00	25.00
VHSYS Sistema de Gestão S.A. (“VHSYS”)	Brazil	Technology services	33.33	33.33
Alpha-Logo Serviços de Informática S.A. ("Tablet Cloud")	Brazil	Technology services	25.00	25.00
Trinks Serviços de Internet S.A. ("Trinks")	Brazil	Technology services	19.90	19.90

The Group also holds options to acquire an additional interest and in case of acquisition, the Group will hold 50% of the associate’s corporate capital. Each of the options described have been evaluated in accordance with pre-determined formulas and R$ 1,714 were recorded in the consolidated statement of financial position as Derivative financial instruments.

3.	Basis of preparation and changes to the Group’s accounting policies

3.1.	Basis of preparation

The interim condensed consolidated financial statements for the three months ended March 31, 2020 have been prepared in accordance with IAS 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2019.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, except for the adoption of new and amended standards as set out below.

The interim condensed consolidated financial statements are presented in Brazilian Reais (“R$”), and all values are rounded to the nearest thousand (R$ 000), except when otherwise indicated.

3.2.	New and amended standards and interpretations

3.2.1.	New and amended standards and interpretations adopted

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2019, except for the adoption of new standards effective as of January 1, 2020, as follow:

3.2.1.1.	Amendments to IFRS 3: Definition of a Business

The amended definition of a business requires an acquisition to include an input and a substantive process that together significantly contribute to the ability to create outputs. The definition of the term ‘outputs’ is amended to focus on goods and services provided to customers, generating investment income and other income, and it excludes returns in the form of lower costs and other economic benefits. The amendments will likely result in more acquisitions being accounted for as asset acquisitions.

The Group has adopted the amendments on its effective date, January 1, 2020 and had no impacts recognized in its financial statements.

3.2.1.2.	Amendments to IAS 1 and IAS 8: Definition of Material

IASB has made amendments to IAS 1 – Presentation of Financial Statements and IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors which use a consistent definition of materiality throughout International Financial Reporting Standards and the Conceptual Framework for Financial Reporting, clarify when information is material and incorporate some of the guidance in IAS 1 about immaterial information.

In particular, the amendments clarify:

•	that the reference to obscuring information addresses situations in which the effect is similar to omitting or misstating that information, and that an entity assesses materiality in the context of the financial statements as a whole, and

•	the meaning of ‘primary users of general purpose financial statements’ to whom those financial statements are directed, by defining them as ‘existing and potential investors, lenders and other creditors’ that must rely on general purpose financial statements for much of the financial information they need.

The Group has adopted the amendments on its effective date, January 1, 2020 and had no impacts recognized in its financial statements.

3.2.1.3.	Revised Conceptual Framework for Financial Reporting

IASB has issued a revised Conceptual Framework which will be used in standard-setting decisions with immediate effect. Key changes include:

•	increasing the prominence of stewardship in the objective of financial reporting

•	reinstating prudence as a component of neutrality

•	defining a reporting entity, which may be a legal entity, or a portion of an entity

•	revising the definitions of an asset and a liability

•	removing the probability threshold for recognition and adding guidance on derecognition

•	adding guidance on different measurement basis, and

•	stating that profit or loss is the primary performance indicator and that, in principle, income and expenses in other comprehensive income should be recycled where this enhances the relevance or faithful representation of the financial statements.

No changes will be made to any of the current accounting standards. However, entities that rely on the Framework in determining their accounting policies for transactions, events or conditions that are not otherwise dealt with under the accounting standards will need to apply the revised Framework from January 1, 2020. These entities will need to consider whether their accounting policies are still appropriate under the revised Framework.

The Group has adopted the amendments on its effective date, January 1, 2020 and had no impacts recognized in its financial statements.

3.3.	Estimates

The preparation of interim condensed financial statements of the Company and its subsidiaries requires management to make judgments and estimates and to adopt assumptions that affect the amounts presented referring to revenues, expenses, assets and liabilities at the financial statement date. Actual results may differ from these estimates.

In preparing these interim condensed consolidated financial statements, the significant judgements and estimates made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that are set the consolidated financial statements for the year ended December 31, 2019 and no retrospective adjustments were made.

3.3.1.	COVID-19 impacts on Expected Credit Losses (“ECL’s”)

The Group is reviewing the ECLs in face of potential COVID-19 effects. The Group has adopted measures such as rental exemption of POS and renegotiation of trade account receivables. Furthermore, the robustness of banking market indicates that there is no significative change in default risk of receivables from card issuers. Therefore, there is no substantial impact on the amount of ECLs recognized as of March 31, 2020. New events and circumstances about COVID-19 that may affect expected losses on financial assets will be monitored by the Group and considered, if applicable, in ECLs measurement.

4.	Segment information

In reviewing the operational performance of the Group and allocating resources, the chief operating decision maker of the Group (“CODM”), who is the Group’s Chief Executive Officer (“CEO”) and the Board of Directors (“BoD”), reviews selected items of the statement of profit or loss and other comprehensive income.

The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation and evaluating performance based on a single operating segment. The CODM reviews relevant financial data on a combined basis for all subsidiaries and associates.

The Group’s revenue, results and assets for this one reportable segment can be determined by reference to the interim condensed consolidated statement of profit or loss and other comprehensive income and interim condensed consolidated statement of financial position.

5.	Cash and cash equivalents

	March 31, 2020	December 31, 2019

Short-term bank deposits - denominated in R$	1,465,116	910,080
Short-term bank deposits - denominated in US$	53,494	58,262
	1,518,610	968,342

6.	Short-term investments

	March 31, 2020	December 31, 2019

Listed securities (a)
Bonds	2,394,129	2,927,002
Unlisted securities (b)
Investment funds	12,617	9,787
Equity securities	240	240
	2,406,986	2,937,029

(a)	Listed securities are comprised of public and private bonds with maturities greater than three months, indexed to fixed and floating rates. As of March 31, 2020, listed securities are mainly indexed to 100% CDI rate (2019 – 100% CDI rate). Liquidity risk is minimal.

(b)	Unlisted securities are comprised of foreign investment fund shares, and ordinary shares in entities that are not traded in an active market. The Group elected to recognize the changes in fair value of the existing equity instruments through OCI. As of March 31, 2020, there is no change in fair value (2019 - R$ (327) was recognized in other comprehensive income).

 Short-term investments are denominated in Brazilian reais and U.S. dollars.

7.	Accounts receivable from card issuers

Accounts receivable are amounts due from card issuers regarding the transactions of clients with card holders, performed in the ordinary course of business. Accounts receivable are generally due within 12 months, therefore are all classified as current.

	March 31, 2020	December 31, 2019

Accounts receivable from card issuers (a)	11,901,520	13,595,133
Accounts receivable from other acquirers (b)	697,933	478,917
Allowance for expected credit losses	(6,854)	(7,236)
	12,592,599	14,066,814

(a)	Refers to accounts receivable from card issuers, net of interchange fees, as a result of processing transactions with clients.

(b)	Refers to accounts receivable from other acquirers related to PSP (Payment Service Provider) transactions.

As of March 31, 2020, R$ 3,431,594 of the total Accounts receivable from card issuers are held by FIDC AR I and FIDC AR II (December 31, 2019— R$ 3,714,422). Accounts receivable held by FIDCs guarantee the obligations to FIDC quota holders.

8.	Trade accounts receivable

Trade accounts receivables are amounts due from clients mainly related to equipment rental and other services and Pin Pads & POS sales to other customers. Trade accounts receivable are generally due between 30 and 60 days, therefore are all classified as current.

	March 31, 2020	December 31, 2019
Accounts receivable from clients (a)	129,997	108,490
Loans held for sale (b)	308,466	124,661
Other trade accounts receivable	95,078	39,922
Allowance for expected credit losses	(29,218)	(23,656)
	504,323	249,417

(a)	Comprised mainly of accounts receivable from equipment rental.

(b)	The Company has started to directly offer credit to clients and the end of 2019. The amount of credit offered has increased R$ 183,805 in the first quarter of 2020, of which R$ 191,170 has impacted our cash flow.

9.	Income taxes

Income taxes are comprised of taxation over operations in Brazil, related to Corporate Income Tax (“IRPJ”) and Social Contribution on Net Profit (“CSLL”). According to Brazilian tax law, income taxes and social contribution are assessed and paid by legal entity and not on a consolidated basis.

(a)	Reconciliation of income tax expense

The following is a reconciliation of income tax expense to profit for the period, calculated by applying the combined Brazilian statutory rates at 34% for the three months ended March 31, 2020 and 2019:

	Three months ended March 31
	2020	2019
Profit before income taxes	227,908	244,834
Brazilian statutory rate	34%	34%
Tax expense at the statutory rate	(77,489)	(83,244)

Additions (exclusions):
Gain from entities not subject to the payment of income taxes	6.601	12,627
Other permanent differences	(1,439)	1,373
Equity pickup on associates	(435)	-
Unrecorded deferred taxes	(3,037)	(286)
Use of tax losses previously unrecorded	78	-
R&D Tax Benefits	4,819	-
Other tax incentives	1,613	1,732
Total income tax and social contribution expense	(69,289)	(67,798)
Effective tax rate	30%	28%

Current income tax and social contribution	(77,531)	(73,053)
Deferred income tax and social contribution	8,242	5,255
Total income tax and social contribution expense	(69,289)	(67,798)

(b)	Changes in deferred income taxes

Net changes in deferred income taxes relate to the following:

At December 31, 2019	182,094
Losses available for offsetting against future taxable income	(13,728)
Tax credit carryforward	2,658
Tax deductible goodwill on non-controlling interest	(3,057)
Temporary differences under FIDC	20,423
Share-based compensation	(743)
Deferred income taxes arising from business combinations	623
Technological innovation benefit	(8,208)
Changes in FVOCI	(557)
Others	10,111
At March 31, 2020	189,616

(c)	Deferred income taxes by nature

	March 31, 2020	December 31, 2019
Deferred tax assets on tax losses	110,802	124,530
Tax deductible goodwill on non-controlling interest	58,070	61,127
Assets at FVOCI	38,503	39,060
Tax credit carryforward	37,590	34,932
Share-based compensation	25,415	26,158
Temporary differences under FIDC	(47,676)	(68,099)
Deferred income taxes arising from business combinations	(30,338)	(30,961)
Technological innovation benefit	(17,672)	(9,464)
Others	14,922	4,811
Deferred tax, net	189,616	182,094

Under Brazilian tax law, temporary differences and tax losses can be carried forward indefinitely. However, the loss carryforward can only be used to offset up to 30% of taxable profit for the period.

(d)	Unrecognized deferred taxes

The Group has accumulated tax loss carryforwards and other temporary differences in some subsidiaries in the amount of
R$ 4,185 (December 31, 2019 – R$ 2,714) for which a deferred tax asset was not recognized, and are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. Deferred tax assets have not been recognized with respect of these losses as they cannot be used to offset taxable profits between subsidiaries of the Group, and there is no other evidence of recoverability in the near future.

10.	Property and equipment

(a)	Changes in Property and equipment

	Balance at 12/31/2019	Additions	Disposals	Transfers	Balance at 03/31/2020
Cost
Pin Pads & POS	512,933	77,469	(13,863)	163	576,702
IT equipment	91,656	3,250	-	(163)	94,743
Facilities	22,742	2,243	(2)	-	24,983
Machinery and equipment	16,671	234	-	-	16,905
Furniture and fixtures	10,488	468	(25)	-	10,931
Vehicles and airplane	90	16,060	-	-	16,150
Construction in progress	1,020	1,952	-	-	2,972
Right-of-use assets - Vehicles	10,395	15	(78)	-	10,332
Right-of-use assets - Offices	104,891	2,205	(269)	-	106,827
	770,886	103,896	(14,237)	-	860,545
Depreciation
Pin Pads & POS	(141,297)	(31,261)	2,347	-	(170,211)
IT equipment	(35,700)	(4,580)	-	-	(40,280)
Facilities	(11,769)	(1,062)	-	-	(12,831)
Machinery and equipment	(9,114)	(929)	-	-	(10,043)
Furniture and fixtures	(2,161)	(271)	6	-	(2,426)
Vehicles and airplane	(57)	(138)	-	-	(195)
Right-of-use assets - Vehicles	(3,882)	(1,832)	64	-	(5,650)
Right-of-use assets - Offices	(18,299)	(6,164)	108	-	(24,355)
	(222,279)	(46,237)	2,525	-	(265,991)

Property and equipment, net	548,607	57,659	(11,712)	-	594,554

(b)	Depreciation and amortization charges

Depreciation and amortization expenses have been charged in the following line items of the consolidated statement of profit or loss:

	Three months ended March 31
	2020	2019

Cost of services	40,109	16,318
General and administrative expenses	13,351	13,405
Selling expenses	6,734	-
Depreciation and Amortization charges	60,194	29,723
Depreciation charge	46,237	22,739
Amortization charge (Note 11)	13,957	6,984
Depreciation and Amortization charges	60,194	29,723

11.	Intangible assets

(a)	Changes in intangible assets

	Balance at 12/31/2019	Additions	Disposals	Transfers	Balance at 03/31/2020
Cost
Goodwill - acquisition of subsidiaries	143,194	-	-	-	143,194
Customer relationship	99,368	-	(40)	-	99,328
Trademark use right	12,491	-	-	-	12,491
Trademarks and patents	1,732	7	-	-	1,739
Software	134,612	11,516	(9,253)	79	136,954
Licenses for use - payment arrangements	11,518	5,220	-	-	16,738
Software in progress	20,032	5,392	-	(79)	25,345
Right-of-use assets – Software	37,513	-	-	-	37,513
	460,460	22,135	(9,293)	-	473,302
Amortization
Customer relationship	(37,093)	(2,605)	11	-	(39,687)
Trademark use right	(12,491)	-	-	-	(12,491)
Trademarks and patents	(448)	(93)	-	-	(541)
Software	(26,515)	(7,311)	9,203	-	(24,623)
Licenses for use - payment arrangements	(6,046)	(822)	-	-	(6,868)
Right-of-use assets – Software	(4,168)	(3,126)	-	-	(7,294)
	(86,761)	(13,957)	9,214	-	(91,504)

Intangible assets, net	373,699	8,178	(79)	-	381,798

(b)	Impairment of intangible assets

The Group revised the impairment test of non-financial assets as of March 31, 2020, according IAS 36 - Impairment of Assets, due to COVID-19 scenario, that could impact the cash flows for Group's Cash Generating Unit (“CGU”), which is a single CGU and also a single operating and reportable segment. The assumptions used are related as follow:

•	Value in use considers the expected cash flows by Management for CGU adjusted by COVID-19 expected impacts.

•	Pre-tax discount rate applied to cash flow projections is based on the WACC of the Group, which as of March 31, 2020, is 11.3%.

•	Growth rate applied to perpetuity cash-flow is 5.0% considering long-term local inflation and long-term real growth.

The test did not result in impairment losses as of March 31, 2020.

Furthermore, a test considering a sensitivity analysis was made with those assumptions:

•	Decrease of 10.0% of the free cash flow to equity in the first year;

•	Decrease of 10.0% in the growth rate for the second until fifth year;

•	Decrease of 250 basis points in perpetuity rate after the fifth year;

•	Increase of 500 basis points in pre-tax discount rate.

The sensitivity analysis did not result in impairment losses as of March 31, 2020.

New events and circumstances about COVID-19 that may reduce the projected cash flows will be monitored by the Group and a new impairment test of non-financial assets will be performed, if necessary.

12.	Accounts payable to clients

Accounts payable to clients represent amounts due to accredited clients related to credit and debit card transactions, net of interchange fees retained by card issuers and assessment fees paid to payment scheme networks as well as the Group’s net merchant discount rate fees which are collected by the Group as an agent.

13.	Loans and financing

	Balance at 12/31/2019	Additions	Payment	Interest	Balance at 03/31/2020

Obligations to FIDC AR quota holders (i)	3,690,542	-	(510,332)	38,998	3,219,208
Obligations to FIDC TAPSO quota holders (ii)	20,352	-	(510)	233	20,075
Leases (iii)	124,758	2,219	(6,279)	1,856	122,554
Bank borrowings (iv)	1,777,083	2,889,141	(2,890,968)	16,253	1,791,509
Debentures	394,997	-	(4,252)	6,848	397,593
Loans with private entities	738,456	-	(19,247)	8,508	727,717
	6,746,188	2,891,360	(3,431,588)	72,696	6,278,656
Current	5,038,705				4,259,772
Non current	1,707,483				2,018,884

(i)	Payments refer to the amortization of the principal and the payment of interest of FIDC AR I senior quotas, which will be fully redeemed by June 2020.

(ii)	In March 2020 the Group negotiated an amendment of the contract to postpone the payment date of the principal to March 2021, with a new discount rate equivalent to CDI + 1.15%.

(iii)	The balance comprises leases related to the adoption of IFRS 16 (R$ 121,032) and other financial leases (R$ 1,522).

(iv)	In March 2020 the Group entered into two US$100 million bilateral loans each indexed to the Brazilian real, totaling US$200 million. The loans mature in 90 days from the execution date, and the proceeds of these loans will be used mainly for the prepayment of receivables. The debt facilities bear interest at the rates of 4.085% and CDI + 0.85%, respectively. Moreover, the Group issued a total amount of R$ 1,870,000 of new CCBs (Bank Credit Notes), maturing until June 2020.

The Group does not breach borrowing limits or covenants (where applicable) on any of its borrowing facilities.

14.	Transactions with related parties

Related parties comprise the Group’s parent companies, shareholders, key management personnel and any businesses which are controlled, directly or indirectly by the shareholders and directors over which they exercise significant management influence. Related party transactions are entered in the normal course of business at prices and terms approved by the Group’s management.

(a)	Transactions with related parties

The following transactions were carried out with related parties:

	Three months ended March 31
	2020	2019
Sales of services
Associates (legal and administrative services) (i)	3	-
	3	-
Purchases of goods and services
Entity controlled management personnel (ii)	(2,872)	(1,787)
Associates (transaction services) (iii)	(509)	-
	(3,381)	(1,787)
(i)	Related to services provided to VHSYS.

(ii)	Related to consulting and management services with Genova Consultoria e Participações Ltda., and travel services provided by Zurich Consultoria e Participações Ltda.

(iii)	Related to commission expenses paid to Collact due to new customer acquisition.

Services provided to related parties include legal and administrative services provided under normal trade terms and reimbursement of other expenses incurred in their respect.

In March 2020, the Group acquired, under arm’s length principle, for R$ 15,974 an airplane from Zurich Consultoria e Participações Ltda. With the acquisition, travel to the various locations of the Company and its subsidiaries will be facilitated.

(b)	Balances at the end of the period

The following balances are outstanding at the end of the reporting period in relation to transactions with related parties:

	March 31, 2020	December 31, 2019

Loans to key management personnel	6,119	6,084
Convertible loans	16,183	6,753
Receivables from related parties	22,302	12,837

As of March 31, 2020, there is no allowance for expected credit losses on related parties’ receivables. No guarantees were provided or received in relation to any accounts receivable or payable involving related parties.

The Group has outstanding loans with certain management personnel. The loans are payable in three to seven years from the date of issuance and accrue interest according to the National Consumer Price Index, the Brazilian Inter-Bank Rate or Libor plus an additional spread.

15.	Provision for contingencies

The Group companies are party to labor and civil litigation in progress, which are being addressed at the administrative and judicial levels. For certain contingencies, the Group has made judicial deposits, which are legal reserves the Group is required to make by the Brazilian courts as security for any damages or settlements the Group may be required to pay as a result of litigation.

The amount of the judicial deposits as of March 31, 2019 is R$ 15,859 (December 31, 2019 - R$ 15,541), that are included in other assets in the non-current assets.

(a)	Probable losses, provided for in the statement of financial position

The provisions for probable losses arising from these matters are estimated and periodically adjusted by management, supported by the opinion of its external legal advisors. The amount, nature and the movement of the liabilities is summarized as follows:

	Civil	Labor	Total
Balance at December 31, 2019	8,876	688	9,564
Additions	1,208	393	1,601
Reversals	(360)	(218)	(578)
Payments	(1,281)	(167)	(1,448)
Balance at March 31, 2020	8,443	696	9,139

•	MNLT, Stone, Pagar.me, Cappta, Mundipagg and Buy4 are parties to legal suits and administrative proceedings filed with several courts and governmental agencies, in the ordinary course of their operations, involving civil and labor claims.

(b)	Possible losses, not provided for in the statement of financial position

The Group has the following civil and labor litigation involving risks of loss assessed by management as possible, based on the evaluation of the legal advisors, for which no provision for estimated possible losses was recognized:

	March 31, 2020	December 31, 2019
Civil	22,470	59,206
Labor	4,817	4,145
Total	27,287	63,351

The nature of the litigations is summarized as follows:

•	Stone is party to two injunctions filed by a financial institution against accredited clients in which Stone was called as a defendant, demanding Stone to refrain from prepayment of receivables related to any credits of the accredited clients resulting from credit and debit cards, in addition to requesting that the amounts arising out of the transactions be paid at the bank account maintained at the financial institution that filed such lawsuit. Due to a revaluation of the amount involved in the lawsuit during first quarter of 2020, as there are no claims directly against Stone, and the possible loss derives exclusively from attorney´s fees, the amount provided as possible loss decreased to R$ 10,092 (December 31, 2019 - R$ 49,674).

•	Stone is a party to several lawsuits which were filed by merchants who were clients of a sub-acquirer client of Stone. The sub-acquirer had difficulties in transferring funds due to its merchants, related to credit and debit card transactions, in the total amount of R$ 1,701. Stone was called as a defendant.

•	Stone, MNLT, Cappta, Mundipagg and Pagar.me are parties to legal suits filed in several Brazilian courts, in the ordinary course of their operations. These claims are related to: (i) chargeback related claims, which sums R$ 3,177 (December 31, 2019 - R$ 3,915); and (ii) disputes related to merchants of credit card receivables, totaling R$ 1,320 (December 31, 2019 - R$ 1,499).

16.	Equity

(a)	Authorized capital

The Company has an authorized share capital of USD 50 thousand, corresponding to 630,000,000 authorized shares with a par value of USD 0.000079365 each. Therefore, the Company is authorized to increase capital up to this limit, subject to approval of the Board of Directors. The liability of each member is limited to the amount from time to time unpaid on such member’s shares.

(b)	Subscribed and paid-in capital and capital reserve

The Articles of Association provide that at any time when there are Class A common shares being issued, Class B common shares may only be issued pursuant to: (a) a share split, subdivision or similar transaction or as contemplated in the Articles of Association; or (b) a business combination involving the issuance of Class B common shares as full or partial consideration. A business combination, as defined in the Articles of Association, would include, amongst other things, a statutory amalgamation, merger, consolidation, arrangement or other reorganization.

The additional paid-in capital refers to the difference between the purchase price that the shareholders pay for the shares and their par value. Under Cayman Law, the amount in this type of account may be applied by the Company to pay distributions or dividends to members, pay up unissued shares to be issued as fully paid, for redemptions and repurchases of own shares, for writing off preliminary expenses, recognized expenses, commissions or for other reasons. All distributions are subject to the Cayman Solvency Test which addresses the Company’s ability to pay debts as they fall due in the natural course of business.

Below are the issuances and reclassifications of shares during the three months ended in March 31, 2020:

	Number of shares
	Class A (former Ordinary non-voting)	Class B (former Ordinary voting)	Total

At December 31, 2019	178,688,584	98,678,252	277,366,836

Reclassification	1,313,300	(1,313,300)	-

At March 31, 2020	180,001,884	97,364,952	277,366,836

(c)	Treasury shares

Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in equity.

On May 13, 2019, the Company announced the adoption of its share repurchase program in an aggregate amount of up to US$ 200 million (the “Repurchase Program”). The Repurchase Program went into effect in the second quarter of 2019 and does not have a fixed expiration date. The Repurchase Program may be executed in compliance with Rule 10b-18 under the Exchange Act.

No Class A common shares were purchased pursuant to the Repurchase Program in 2019, and in 2020, 287,508 Class A common shares were repurchased, for the amount of R$ 47,507.

In March 2020, the Company holds 294,378 (2019 - 6,870) Class A common shares in treasury.

(d)	Special reserve

Due to the reverse merger of StoneCo Brasil Participações S.A. (“StoneCo Brasil”) by Stone in 2019 (an intragroup restructuring of Brazilian subsidiaries), the excess paid to acquire the remaining 10.1% of the outstanding shares of Stone in

2017 (R$ 179,323) is deductible for the purposes of income tax and social contribution on net income. Thus, Stone has recognized a special reserve in shareholders’ equity in the amount of R$ 61,127 and a corresponding deferred tax asset.

17.	Earnings per share

Basic earnings per share is calculated by dividing net income for the period attributed to the owners of the parent by the weighted average number of ordinary shares outstanding during the period.

During 2019, the Group had outstanding grants, which participated in profit or loss as follows:

As these awards participate in dividends, the numerator of the Earnings per Share (“EPS”) calculation is adjusted to allocate undistributed earnings as if all earnings for the period had been distributed. In determining the numerator of basic EPS, earnings attributable to the Group is allocated as follows:

	Three months ended March 31
	2020	2019

Net income attributable to owners of the parent	158,806	177,149
Numerator of basic and diluted EPS	158,806	177,149

The Group granted RSU and stock options (Note 20), which are included in diluted EPS calculation

The following table contains the earnings per share of the Group for the three months ended March 31, 2020 and 2019 (in thousands except share and per share amounts):

	Three months ended March 31
	2020	2019

Numerator of basic EPS	158,806	177,149

Weighted average number of outstanding shares	277,366,836	277,162,337
Denominator of basic EPS	277,366,836	277,162,337

Basic earnings per share - R$	0.57	0.64

Numerator of diluted EPS	158,806	177,149

Share-based payments	4,402,204	5,196,394
Weighted average number of outstanding shares	277,366,836	277,162,337
Denominator of diluted EPS	281,769,040	282,358,731

Diluted earnings per share - R$	0.56	0.63

18.	Total revenue and income

	Three months ended March 31
	2020	2019

Transaction activities and other services	265,469	188,928
(-) Taxes and contributions on revenue	(29,855)	(20,164)
(-) Other deductions	(8,312)	(1)
Net revenue from transaction activities and other services	227,302	168,763
Equipment rental and subscription services	103,082	79,023
(-) Taxes and contributions on revenue	(8,375)	(7,560)
(-) Other deductions	(1,582)	(285)
Net revenue from subscription services and equipment rental	93,125	71,178
Financial income	373,289	263,678

	Three months ended March 31
	2020	2019

(-) Taxes and contributions on financial income	(13,974)	(12,284)
Financial income	359,315	251,394
Other financial income	37,014	44,438
Total revenue and income	716,756	535,773

Timing of revenue recognition
Recognized at a point in time	227,302	168,763
Recognized over time	489,454	367,010
Total revenue and income	716,756	535,773

19.	Expenses by nature

	Three months ended March 31
	2020	2019

Personnel expenses	148,712	117,197
Financial expenses (a)	148,367	66,640
Transaction and client services costs (b)	66,177	39,290
Depreciation and amortization (Note 10 (b))	60,194	29,723
Third parties services	15,872	13,819
Marketing expenses and sales commissions (c)	24,058	11,568
Facilities expenses	10,173	5,341
Travel expenses	5,438	5,395
Other	8,578	1,966
Total expenses	487,569	290,939

(a)	Financial expenses include discounts on the sale of receivables to banks, interest expense on borrowings, foreign currency exchange variances, net and the cost of derivatives covering interest and foreign exchange exposure.

(b)	Transaction and client services costs include card transaction capturing services, card transaction and settlement processing services, logistics costs, payment scheme fees and other costs.

(c)	Marketing expenses and sales commissions relate to marketing and advertising expenses, and commissions paid to sales related partnerships.

20.	Share-based payments

The Group provides benefits to employees (including executive directors) of the Group through share-based incentives. The following items refer to the outstanding plans at March 31, 2020.

Incentive Shares

In 2017, certain key employees have been granted incentive shares, or the Co-Investment Shares, that entitle participants to receive a cash bonus which they, at their option, may use to purchase a specified number of preferred shares in StoneCo Brasil which were then exchanged for common shares in DLP Par and after were exchanged upon consummation of the IPO.

These incentive shares are subject to a 10 years lock-up period and a discounted buy-back feature retained by the Group if the employee leaves prior to lockup expiration.

Restricted share units and Stock Options

The Group has a Long term incentive plan (“LTIP”) to enable the Group to grant equity-based awards to employees and other service providers with respect to its Class A common shares, and it was granted RSUs and stock options to certain key employees under the LTIP to incentivize and reward such individuals. These awards are scheduled to vest over a four, five, seven and ten year period, subject to and conditioned upon the achievement of certain performance conditions. Assuming achievement of these performance conditions, awards will be settled in, or exercised for, its Class A common shares. If the applicable performance conditions are not achieved, the awards will be forfeited for no consideration. As of March 31, 2020, there were RSUs outstanding with respect to 4,434,896 Class A common shares and stock options outstanding with respect to 33,636 Class A common shares (with a weighted average exercise price of US$ 24.92).

The fair value of RSU refers to the stock price at grant date, and the fair value of each stock option granted was estimated at the grant date based on the Black-Scholes-Merton pricing model.

For the three months period ended March 31, 2020, the result, including taxes and social charges, recognized, for the program was a gain of R$ 1,057, mainly due to the STNE stock devaluation that has reduced the taxes and social charges recognized in the liabilities.

21.	Financial instruments

(a)	Risk management

The Group’s activities expose it to a variety of financial risks: credit risk, market risk (including foreign exchange risk, cash flow or fair value interest rate risk, and price risk), liquidity risk and fraud risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to mitigate certain risk exposures. It is the Group’s policy that no trading in derivatives for speculative purposes may be undertaken.

Risk management is carried out by a central treasury department (“Group treasury”) under policies approved by the Board of Directors. Group treasury identifies, evaluates and hedges financial risks in close co-operation with the Group’s operating units. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, anti-fraud, use of derivative financial instruments and non-derivative financial instruments, and investment of surplus liquidity.

The interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with the Group’s annual financial statements as of December 31, 2019. Except for risks raised by COVID-19, as described below, there have been no changes in the risk management department or in any risk management policies since the year end.

The global spread of the COVID-19 pandemic, has negatively impacted the global economy, disrupted supply chains and created significant volatility in global financial markets, it has resulted in the temporary or permanent closure of many clients’ stores or facilities. Furthermore, if the clients’ businesses continue to be adversely affected, default rates of the credit solutions will likely rise. Additionally, continued turbulence in capital markets may adversely affect the ability to access capital in order to meet liquidity needs, execute the existing strategy, pursue further business expansion and maintain revenue growth. The risks are being monitored closely, and the Group intends to follow health and safety guidelines as they evolve.

(b)	Financial instruments by category

Assets as per statement of financial position

	Amortized cost	FVPL	FVOCI	Total

At March 31, 2020
Short-term investments	-	2,406,746	240	2,406,986
Accounts receivable from card issuers	-	-	12,592,599	12,592,599
Trade accounts receivable	195,857	308,466	-	504,323
Derivative financial instruments	-	6,969	-	6,969
Receivables from related parties	22,302	-	-	22,302
Other assets	179,100	-	-	179,100
	397,259	2,722,181	12,592,839	15,712,279

	Amortized cost	FVPL	FVOCI	Total

At December 31, 2019
Short-term investments	-	2,926,509	10,520	2,937,029
Accounts receivable from card issuers	-	-	14,066,814	14,066,814
Trade accounts receivable	124,756	124,661	-	249,417
Derivative financial instruments	-	14,062	-	14,062
Receivables from related parties	12,837	-	-	12,837
Other assets	151,030	-	-	151,030
	288,623	3,065,232	14,077,334	17,431,189

Liabilities as per statement of financial position

	Amortized cost	FVPL	Total

At March 31, 2020
Accounts payable to clients	5,580,245	-	5,580,245
Trade accounts payable	96,530	-	96,530
Loans and financing	3,039,373	-	3,039,373
Obligations to FIDC quota holders	3,239,283	-	3,239,283
Derivative financial instruments	-	40,967	40,967
Other liabilities	99,486	-	99,486
	12,054,917	40,967	12,095,884

At December 31, 2019
Accounts payable to clients	6,500,071	-	6,500,071
Trade accounts payable	97,825	-	97,825
Loans and financing	3,035,294	-	3,035,294
Obligations to FIDC quota holders	3,710,894	-	3,710,894
Derivative financial instruments	-	1,354	1,354
Other liabilities	85,670	-	85,670
	13,429,754	1,354	13,431,108

(c)	Fair value measurement

The table below presents a comparison by class between book value and fair value of the financial instruments of the Group:

	March 31, 2020			December 31, 2019
	Book value	Fair value	Hierarchy level	Book value	Fair value	Hierarchy level

Financial assets
Short-term investments (1)	2,406,986	2,406,986	I /II	2,937,029	2,937,029	I /II
Accounts receivable from card issuers (2)	12,592,599	12,592,599	II	14,066,814	14,066,814	II
Trade accounts receivable (3)	504,323	504,323	II	249,417	249,417	II
Derivative financial instruments (4)	6,969	6,969	II	14,062	14,062	II
Receivables from related parties (3)	22,302	22,302	II	12,837	12,837	II
Other assets (3)	179,100	179,100	II	151,030	151,030	II
	15,712,279	15,712,279		17,431,189	17,431,189

Financial liabilities
Accounts payable to clients (5)	5,580,245	5,456,079	II	6,500,071	6,380,302	II
Trade accounts payable (3)	96,530	96,530	II	97,825	97,825	II
Loans and financing (5)	3,039,373	3,050,599	II	3,035,294	3,041,500	II
Obligations to FIDC quota holders (5)	3,239,283	3,253,325	II	3,710,894	3,709,871	II
Derivative financial instruments (4)	40,967	40,967	II	1,354	1,354	II
Other liabilities (3)	99,486	99,486	II	85,670	85,670	II
	12,095,884	11,996,986		13,431,108	13,316,522

(1)	The carrying values of short-term investments approximate their fair values due to their short-term nature.

(2)	Accounts receivable from card issuers are measured at FVOCI as they are held to collect contractual cash flows and can sell the receivable. Fair value is estimated by discounting future cash flows using market rates for similar items.

(3)	The carrying values of trade accounts receivable, other assets, trade accounts payable, receivables from related parties and other liabilities are measured at amortized cost and are recorded at their original amount, less the provision for impairment and adjustment to present value, when applicable. The carrying values is assumed to approximate their fair values, taking into consideration the realization of these balances, and settlement terms do not exceed 60 days.

(4)	The Group enters into derivative financial instruments with financial institutions with investment grade credit ratings. Non-deliverable forward contracts are valued using valuation techniques, which employ the use of market observable inputs.

(5)	Accounts payable to clients, loans and financing, and obligations to FIDC quota holders are measured at amortized cost. Fair values are estimated by discounting future cash flows using weighted average cost of capital rate.

For disclosure purposes, the fair value of financial liabilities is estimated by discounting future contractual cash flows at the interest rates available in the market that are available to the Group for similar financial instruments. The effective interest rates at the balance sheet dates are usual market rates and their fair value does not significantly differ from the balances in the accounting records.

For the periods ended March 31, 2020 and December 31, 2019, there were no transfers between the fair value measurements of Level I and Level II and between the fair value measurements of Level II and Level III.

(d)	Offsetting of financial instruments

Financial asset and liability balances are offset (i.e. reported in the consolidated statement of financial position at their net amount) only if the Company and its subsidiaries currently have a legally enforceable right to set off the recognized amounts and intend either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

As of March 31, 2020, and December 31, 2019, the Group has no financial instruments that meet the conditions for recognition on a net basis.

22.	Transactions with non-controlling interests

	Changes in non-controlling interest
	Capital contributions by non-controlling interests	Transfers to non-controlling interests	Changes in equity attributable to owners of the parent	Consideration paid by non-controlling interests
For the period ended March 31, 2020
Transactions between subsidiaries and shareholders:
Capital contribution to subsidiary and increase of NCI (a)	230,500	95,445	135,055	230,500
Dilution of non-controlling interest		(2,286)	2,286	-

(a)	In March 2020, the subsidiary PDCA issued 28,924,816 new shares, in the total amount of R$ 230,500, fully contributed by Salonica Fundo de Investimento em Participações Multiestratégia Investimento no Exterior (“Salonica”), a company of the Grupo Globo. This resulted in dilution of the Group’s interest in PDCA from 100.0% to 67.0% and a corresponding increase in the non-controlling interest’s share. The dilution of the Group’s interest resulted in a gain from dilution which is recognized in capital reserves of the Group.

23.	Subsequent events

23.1       Acquisition of MVarandas

On April 30, 2020, the Company’s subsidiary STNE Par acquired a 100% interest in MVarandas Tecnologia Serviços Ltda. (“MVarandas”).

MVarandas is an unlisted company based in João Pessoa, Brazil, that develops software and services for the food service market. Through this acquisition, the Group expects to obtain synergies in servicing its clients.

i)	Consideration transferred

The fair value of the consideration transferred was as follows:

At April 30, 2020
Cash consideration paid to the selling shareholders (a)	18,550
Cash consideration payable to the selling shareholders (b)	2,150
Total fair value of consideration transferred to selling shareholders	20,700

(a)	consideration paid in cash at the closing date.

(b)	R$ 150 payables until 100 days after the closing date and the remaining withheld to pay possible future losses of MVarandas.

Contingent considerations related to the achievement of sales targets are included in the agreement and due to the recent closing of the acquisition, the fair value is being measured. The considerations will be determined until the end of the 2022 fiscal year.

ii)	Fair value measurement

As the acquisition date of the business combination occurred after the end of the reporting period but before the financial statements are authorized for issue, the initial accounting for the business combination is incomplete. Fair value of assets acquired and liabilities assumed are still being evaluated, not being possible to make the complete disclosure of a business combination. It is expected to have a more complete information in the next quarter.

23.2       Acquisition of MLabs

On May 19, 2020, the Group assigned a memorandum of understanding with the shareholders of MLabs Software Ltda. ("MLabs") to acquire 50% interest in the company. MLabs is a private company based in the State of São Paulo, Brazil, that develops a social media integration platform. The closing of the transaction is subject to certain conditions and it is expected to occur in the next quarter.

23.3       Acquisition of Vitta

The Board approved the acquisition of 100% interest in Vitta Tecnologia em Saúde S.A. (“Vitta”), a private company based in the State of São Paulo, Brazil, focused in health plan management, with which the Group expects to obtain synergies in its services to clients. The closing of the transaction is subject to certain conditions, including approval by Agência Nacional de Saúde (“ANS”).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

StoneCo Ltd.

By:	/s/ Thiago dos Santos Piau
	Name:	Thiago dos Santos Piau
	Title:	Chief Executive Officer

Date: May 26, 2020